Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT AUDITOR’S REPORT ON AUDIT OF CONSOLIDATED FINANCIAL RESULTS
TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter ended June 30, 2023, (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	includes the results of the subsidiaries as given in the Annexure to this report;
ii.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
iii.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter ended June 30, 2023.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement which includes Consolidated financial results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements for the three months ended June 30, 2023. This responsibility includes the preparation and presentation of these consolidated financial results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Boards of Directors of the Companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial results by the Directors of the Company, as aforesaid.

In preparing the consolidated financial results, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial results, including the disclosures, and whether the consolidated financial results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Perform procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations to the extent applicable.
•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the consolidated financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the consolidated financial results of which we are the independent auditors.
•	Materiality is the magnitude of misstatements in the consolidated financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial results.
•	We communicate with those charged with governance of the Company and such other entities included in the consolidated financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.
•	We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: July 20, 2023	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 23039826BGXSAL6293

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (under liquidation)
9.	Infosys Chile SpA
10.	Infosys Arabia Limited (under liquidation)
11.	Infosys Consulting Ltda.
12.	Infosys Luxembourg S.a.r.l
13.	Infosys Americas Inc. (under liquidation)
14.	Infosys Public Services, Inc. USA
15.	Infosys BPM Limited
16.	Infosys (Czech Republic) Limited s.r.o.
17.	Infosys Poland Sp z.o.o
18.	Infosys McCamish Systems LLC
19.	Portland Group Pty Ltd
20.	Infosys BPO Americas LLC.
21.	Infosys Consulting Holding AG
22.	Infosys Management Consulting Pty Limited
23.	Infosys Consulting AG
24.	Infosys Consulting GmbH
25.	Infosys Consulting S.R.L (Romania)
26.	Infosys Consulting SAS
27.	Infy Consulting Company Ltd.
28.	Infy Consulting B.V.
29.	Infosys Consulting S.R.L (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022
30.	Infosys Consulting (Belgium) NV
31.	Panaya Inc.
32.	Infosys Financial Services GmbH (formerly known as Panaya GmbH) became a wholly owned subsidiary of Infosys Singapore Pte. Ltd with effect from February 23, 2023
33.	Panaya Ltd.
34.	Brilliant Basics Holdings Limited (under liquidation)
35.	Brilliant Basics Limited (under liquidation)
36.	Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.)
37.	Infosys Middle East FZ LLC
38.	Fluido Oy
39.	Fluido Sweden AB (Extero)
40.	Fluido Norway A/S
41.	Fluido Denmark A/S
42.	Fluido Slovakia s.r.o
43.	Infosys Compaz Pte. Ltd.
44.	Infosys South Africa (Pty) Ltd
45.	WongDoody, Inc
46.	HIPUS Co., Ltd.
47.	Stater N.V.
48.	Stater Nederland B.V.
49.	Stater XXL B.V.
50.	HypoCasso B.V.
51.	Stater Participations B.V.
52.	Stater Belgium N.V./S.A.
53.	Outbox systems Inc. dba Simplus (US)
54.	Simplus ANZ Pty Ltd.
55.	Simplus Australia Pty Ltd
56.	Simplus Philippines, Inc.
57.	Infosys Fluido UK, Ltd. (formerly Simplus U.K, Ltd)
58.	Infosys Fluido Ireland, Ltd. (formerly Simplus Ireland, Ltd)
59.	Infosys Limited Bulgaria EOOD
60.	Infosys BPM UK Limited
61.	Blue Acorn iCi Inc. (formerly known as Beringer Commerce Inc)
62.	Kaleidoscope Animations, Inc.
63.	Kaleidoscope Prototyping LLC
64.	GuideVision s.r.o
65.	GuideVision Deutschland GmbH
66.	GuideVision Suomi Oy
67.	GuideVision Magyarorszag Kft
68.	GuideVision Polska Sp. z.o.o
69.	Infosys Business Solutions LLC
70.	Infosys Germany GmbH (formerly known as Kristall 247. GmbH)
71.	GuideVision UK Ltd (under liquidation)
72.	Infosys Turkey Bilgi Teknolojileri Limited Sirketi
73.	Infosys Germany Holding Gmbh
74.	Infosys Automotive and Mobility GmbH & Co. KG
75.	Stater GmbH
76.	Infosys Green Forum
77.	Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.
78.	oddity space GmbH acquired by Infosys Germany GmbH on April 20, 2022
79.	oddity jungle GmbH acquired by Infosys Germany GmbH on April 20, 2022
80.	oddity waves GmbH acquired by Infosys Germany GmbH on April 20, 2022
81.	oddity group Services GmbH acquired by Infosys Germany GmbH on April 20, 2022
82.	oddity code GmbH acquired by Infosys Germany GmbH on April 20, 2022
83.	oddity code d.o.o. (subsidiary of oddity Code GmbH) acquired by Infosys Germany GmbH on April 20, 2022
84.	oddity GmbH acquired by Infosys Germany GmbH on April 20, 2022
85.	oddity (Shanghai) Co. Ltd. (subsidiary of oddity GmbH) acquired by Infosys Germany GmbH on April 20, 2022
86.	oddity Limited (Taipei) (subsidiary of oddity GmbH) acquired by Infosys Germany GmbH on April 20, 2022
87.	Infosys Public Services Canada Inc. (a wholly owned subsidiary of Infosys Public Services Inc.) incorporated on July 8, 2022
88.	BASE life science A/S acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
89.	BASE life science AG (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
90.	BASE life science GmbH (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
91.	BASE life science Ltd. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
92.	BASE life science S.A.S. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
93.	BASE life science S.r.l. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
94.	Innovisor Inc. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
95.	BASE life science Inc. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
96.	BASE life science SL. (a wholly owned subsidiary of BASE life science A/S) incorporated on September 6, 2022
97.	Panaya Germany GmbH, a wholly owned subsidiary of Panaya Inc. was incorporated on December 15, 2022
98.	Infosys Norway, a wholly owned subsidiary of Infosys Singapore Pte. Ltd. was incorporated on February 7, 2023
99.	Infosys Employees Welfare Trust
100.	Infosys Employee Benefits Trust
101.	Infosys Science Foundation
102.	Infosys Expanded Stock Ownership Trust

INDEPENDENT AUDITOR’S REPORT ON AUDIT OF THE STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter ended June 30, 2023, (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
b.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income, and other financial information of the Company for the quarter ended June 30, 2023.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Resultsfor the quarter ended June 30, 2023 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

This Statement, which includes the Standalone financial results is the responsibility of the Company’s Board of Directors, and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed standalone financial statements for the three months ended June 30, 2023. This responsibility includes the preparation and presentation of the standalone financial results for the quarter ended June 30, 2023 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Standalone Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Standalone Financial Results, including the disclosures, and whether the Standalone Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the Standalone Financial Results of the Company to express an opinion on the Standalone Financial Results.

Materiality is the magnitude of misstatements in the Standalone Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: July 20, 2023	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN:23039826BGXSAN1912

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2023	2023	2022	2023
	Audited	Audited	Audited	Audited
Revenue from operations	37,933	37,441	34,470	146,767
Other income, net	561	671	676	2,701
Total Income	38,494	38,112	35,146	149,468
Expenses
Employee benefit expenses	20,781	20,311	18,337	78,359
Cost of technical sub-contractors	3,124	3,116	3,909	14,062
Travel expenses	462	426	376	1,525
Cost of software packages and others	2,720	2,886	2,420	10,902
Communication expenses	182	171	170	713
Consultancy and professional charges	346	387	456	1,684
Depreciation and amortisation expenses	1,173	1,121	950	4,225
Finance cost	90	82	56	284
Other expenses	1,254	1,146	938	4,392
Total expenses	30,132	29,646	27,612	116,146
Profit before tax	8,362	8,466	7,534	33,322
Tax expense:
Current tax	2,307	2,260	2,350	9,287
Deferred tax	110	72	(178)	(73)
Profit for the period	5,945	6,134	5,362	24,108

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	87	25	(86)	8
Equity instruments through other comprehensive income, net	1	(15)	3	(7)

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	6	36	26	(7)
Exchange differences on translation of foreign operations	15	61	53	776
Fair value changes on investments, net	75	42	(372)	(256)
Total other comprehensive income/(loss), net of tax	184	149	(376)	514

Total comprehensive income for the period	6,129	6,283	4,986	24,622

Profit attributable to:
Owners of the company	5,945	6,128	5,360	24,095
Non-controlling interests	–	6	2	13
	5,945	6,134	5,362	24,108

Total comprehensive income attributable to:
Owners of the company	6,132	6,276	4,986	24,598
Non-controlling interests	(3)	7	–	24
	6,129	6,283	4,986	24,622

Paid up share capital (par value 5/- each, fully paid)	2,070	2,069	2,098	2,069
Other equity *#	73,338	73,338	73,252	73,338

Earnings per equity share (par value 5/- each)**
Basic ()	14.37	14.79	12.78	57.63
Diluted ()	14.35	14.77	12.76	57.54

*	Balances for the quarter ended June 30, 2023 and June 30, 2022 represent balances as per the audited Balance Sheet for the year ended March 31, 2023 and March 31, 2022, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended June 30, 2023, quarter ended March 31, 2023 and quarter ended June 30, 2022
#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter ended June 30, 2023 have been taken on record by the Board of Directors at its meeting held on July 20, 2023. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion thereon. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Board Change

Based on the recommendation of the Nomination and Remuneration Committee, the Board considered the appointment of Helene Auriol Potier (DIN - 10166891), as an Additional & Independent Director effective May 26, 2023 for a period of 3 (three) years and the same was approved by the shareholders at the Annual General Meeting (AGM) of the Company held on June 28, 2023.

c)	Update on employee stock grants

The Board, on July 20, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of 23,780 one time RSUs to three eligible employees under the 2015 plan w.e.f August 1, 2023. These RSUs will vest equally over a period of four years.

d)	Proposed transaction

Infosys Limited will acquire Danske IT and Support Services India Private Limited (“DIT”) which is Danske Bank’s IT center in India for an estimated consideration of DKK 13.6 million (approximately 16 crore) subject to customary closing adjustments and conditions.

2.	Information on dividends for the quarter ended June 30, 2023

For financial year 2023, the Board recommended a final dividend of 17.50/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 28, 2023 and paid on July 3, 2023.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2023	2023	2022	2023
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	16.50
Final dividend	–	17.50	–	17.50

3.	Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2023	2023	2022	2023
Revenue by business segment
Financial Services (1)	10,661	10,818	10,562	43,763
Retail (2)	5,513	5,537	5,004	21,204
Communication (3)	4,441	4,411	4,464	18,086
Energy, Utilities, Resources and Services	4,889	4,825	4,259	18,539
Manufacturing	5,350	5,078	4,172	19,035
Hi-Tech	3,056	2,989	2,812	11,867
Life Sciences (4)	2,749	2,681	2,257	10,085
All other segments (5)	1,274	1,102	940	4,188
Total	37,933	37,441	34,470	146,767
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	37,933	37,441	34,470	146,767
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,545	2,600	2,754	10,843
Retail (2)	1,629	1,634	1,538	6,396
Communication (3)	984	958	794	3,759
Energy, Utilities , Resources and Services	1,290	1,302	1,145	5,155
Manufacturing	972	902	385	3,113
Hi-Tech	802	750	672	2,959
Life Sciences (4)	702	705	535	2,566
All other segments (5)	140	147	41	339
Total	9,064	8,998	7,864	35,130
Less: Other Unallocable expenditure	1,173	1,121	950	4,225
Add: Unallocable other income	561	671	676	2,701
Less: Finance cost	90	82	56	284
Profit before tax and non-controlling interests	8,362	8,466	7,534	33,322

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4.	Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2023	2023	2022	2023
Revenue from operations	31,811	30,531	29,527	124,014
Profit before tax	8,146	7,957	6,902	31,643
Profit for the period	5,956	5,904	4,901	23,268

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India July 20, 2023	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2023, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2023	2023	2022	2023
	Audited	Audited	Audited	Audited
Revenues	4,617	4,554	4,444	18,212
Cost of sales	3,211	3,164	3,144	12,709
Gross profit	1,406	1,390	1,300	5,503
Operating expenses	445	433	412	1,678
Operating profit	961	957	888	3,825
Other income, net	68	82	87	335
Finance cost	11	10	7	35
Profit before income taxes	1,018	1,029	968	4,125
Income tax expense	294	284	279	1,142
Net profit	724	745	689	2,983
Earnings per equity share *
Basic	0.17	0.18	0.16	0.71
Diluted	0.17	0.18	0.16	0.71
Total assets	16,007	15,312	15,193	15,312
Cash and cash equivalents and current investments	2,176	2,322	2,798	2,322

*	EPS is not annualized for the quarter ended June 30, 2023, quarter ended March 31, 2023 and quarter ended June 30, 2022.

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter ended June 30, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2023	2023	2022	2023
	Audited	Audited	Audited	Audited
Revenue from operations	31,811	30,531	29,527	124,014
Other income, net	1,001	766	648	3,859
Total income	32,812	31,297	30,175	127,873
Expenses
Employee benefit expenses	16,353	15,581	14,914	62,764
Cost of technical sub-contractors	4,676	4,551	5,011	19,096
Travel expenses	359	335	314	1,227
Cost of software packages and others	1,174	875	1,183	5,214
Communication expenses	129	117	119	502
Consultancy and professional charges	215	261	363	1,236
Depreciation and amortisation expense	746	714	643	2,753
Finance cost	43	43	34	157
Other expenses	971	863	692	3,281
Total expenses	24,666	23,340	23,273	96,230
Profit before tax	8,146	7,957	6,902	31,643
Tax expense:
Current tax	2,065	1,906	2,032	8,167
Deferred tax	125	147	(31)	208
Profit for the period	5,956	5,904	4,901	23,268
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	87	10	(96)	(19)
Equity instruments through other comprehensive income, net	1	(14)	3	(6)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	6	36	26	(7)
Fair value changes on investments, net	68	38	(344)	(236)

Total other comprehensive income/ (loss), net of tax	162	70	(411)	(268)

Total comprehensive income for the period	6,118	5,974	4,490	23,000

Paid-up share capital (par value 5/- each fully paid)	2,075	2,074	2,104	2,074
Other Equity*	65,671	65,671	67,203	65,671
Earnings per equity share ( par value 5 /- each)**
Basic ()	14.36	14.20	11.65	55.48
Diluted ()	14.34	14.19	11.64	55.42

*	Balances for the quarter ended June 30, 2023 and June 30, 2022 represent balances as per the audited Balance Sheet for the year ended March 31, 2023 and March 31, 2022 , respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended June 30, 2023, quarter ended March 31, 2023 and quarter ended June 30, 2022.

1.	Notes pertaining to the current quarter
a)	The audited interim condensed standalone financial statements for the quarter ended June 30, 2023 have been taken on record by the Board of Directors at its meeting held on July 20, 2023. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion thereon. The information presented above is extracted from the audited interim condensed standalone financial statements. Those interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Board Change

Based on the recommendation of the Nomination and Remuneration Committee, the Board considered the appointment of Helene Auriol Potier (DIN - 10166891), as an Additional & Independent Director effective May 26, 2023 for a period of 3 (three) years and the same was approved by the shareholders at the Annual General Meeting (AGM) of the Company held on June 28, 2023.

c)	Update on employee stock grants

The Board, on July 20, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of 23,780 one time RSUs to three eligible employees under the 2015 plan w.e.f August 1, 2023. These RSUs will vest equally over a period of four years.

d)	Proposed transaction

Infosys Limited will acquire Danske IT and Support Services India Private Limited (“DIT”) which is Danske Bank’s IT center in India for an estimated consideration of DKK 13.6 million (approximately 16 crore) subject to customary closing adjustments and conditions.

2.	Information on dividends for the quarter ended June 30, 2023

For financial year 2023, the Board recommended a final dividend of 17.50/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 28, 2023 and paid on July 3, 2023.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2023	2023	2022	2023
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	16.50
Final dividend	–	17.50	–	17.50

3.	Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2023.

By order of the Board for Infosys Limited

Bengaluru, India July 20, 2023	Salil Parekh Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore, except per equity share data)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2023	2023	2022
Revenue from operations	37,933	146,767	34,470
Profit before tax	8,362	33,322	7,534
Profit for the period	5,945	24,108	5,362
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	6,129	24,622	4,986

Profit attributable to:
Owners of the company	5,945	24,095	5,360
Non-controlling interests	–	13	2
	5,945	24,108	5,362

Total comprehensive income attributable to:
Owners of the company	6,132	24,598	4,986
Non-controlling interest	(3)	24	–
	6,129	24,622	4,986

Paid-up share capital (par value 5/- each fully paid)	2,070	2,069	2,098
Other equity *#	73,338	73,338	73,252
Earnings per share (par value 5/- each)**
Basic ()	14.37	57.63	12.78
Diluted ()	14.35	57.54	12.76

*	Balances for the quarter ended June 30, 2023 and June 30, 2022 represent balances as per the audited Balance Sheet for the year ended March 31, 2023 and March 31, 2022, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended June 30, 2023 and quarter ended June 30, 2022
#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter
a)	The audited interim condensed consolidated financial statements for the quarter ended June 30, 2023 have been taken on record by the Board of Directors at its meeting held on July 20, 2023. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion thereon. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Board Change

Based on the recommendation of the Nomination and Remuneration Committee, the Board considered the appointment of Helene Auriol Potier (DIN - 10166891), as an Additional & Independent Director effective May 26, 2023 for a period of 3 (three) years and the same was approved by the shareholders at the Annual General Meeting (AGM) of the Company held on June 28, 2023.

c)	Update on employee stock grants

The Board, on July 20, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of 23,780 one time RSUs to three eligible employees under the 2015 plan w.e.f August 1, 2023. These RSUs will vest equally over a period of four years

d)	Proposed transaction

Infosys Limited will acquire Danske IT and Support Services India Private Limited (“DIT”) which is Danske Bank’s IT center in India for an estimated consideration of DKK 13.6 million (approximately 16 crore) subject to customary closing adjustments and conditions.

2.	Information on dividends for the quarter ended June 30, 2023

For financial year 2023, the Board recommended a final dividend of 17.50/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 28, 2023 and paid on July 3, 2023.

(in )

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2023	2023	2022
Dividend per share (par value 5/- each)
Interim dividend	–	16.50	–
Final dividend	–	17.50	–

3.	Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2023	2023	2022
Revenue from operations	31,811	124,014	29,527
Profit before tax	8,146	31,643	6,902
Profit for the period	5,956	23,268	4,901

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

By order of the Board for Infosys Limited

Bengaluru, India July 20, 2023	Salil Parekh Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.